

March 18, 2013

<u>Via E-mail</u>
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
202 Osmanthus Way
Canton, GA 30114

> **Re:** **Blue Water Restaurant Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 8, 2013**
> **File No. 333-186571**

Dear Mr. Hume:

We have reviewed your amended registration statement and responses to our letter dated March 7, 2013 and have the following additional comment.

<u>General</u>

1. We note that the post-effective amendment filed on March 8, 2013 was your first post-effective amendment to the registrant statement on Form S-1 (333-174557). If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made after August 1, 2012. Additionally, please tell us how you communicated to the selling shareholders that they may not offer or sell such securities pursuant to the registration statement until a post-effective amendment to Form S-1 with current information was filed and declared effective. Refer to Securities Act section 10(a)(3) and Securities Act Rule 427.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions you may have.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor